[Letterhead of Sonnenschein Nath & Rosenthal LLP]

101 JFK Parkway Short Hills, NJ 07078-2708 973.912.7100 973.912.7199 fax www.sonnenschein.com
Jeffrey A. Baumel
973.912.7189
jbaumel@sonnenschein.com

July 29, 2008

VIA FACSIMILE 703-813-6963

Mr. Steve Lo
Mr. Ryan Milne
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC  20549-3561

Re:	American CareSource Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed on March 31, 2008 File No. 001-33094

Dear Messrs. Lo and Milne:

By letter dated July 15, 2008 (the “SEC Letter”), you provided comments on the annual report on Form 10-K for the fiscal year ended December 31, 2007 of American CareSource Holdings, Inc. (the “Company”).  This letter serves to inform you that the Company expects to respond to the comments contained in the SEC Letter by August 11, 2008.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7189 or Roland S. Chase at (973) 912-7179.

Sincerely,

/s/ Jeffrey A. Baumel

Jeffrey A. Baumel
Partner